Pete's General, LLC (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Pete's General, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 21, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	295,245	166,708
Total Current Assets	295,245	166,708
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	28,137	30,191
Right Of Use Assets	785,504	790,431
Security Deposits	18,993	7,900
Total Non-Current Assets	832,635	828,522
TOTAL ASSETS	1,127,880	995,230
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	26,121	38,052
Notes Payable - Short Term Portion	441,909	290,408
Short Term Operating Lease Liabilities	134,724	105,195
Accrued Expenses	49,611	25,608
Total Current Liabilities	652,364	459,263
Long-term Liabilities		
Notes Payable - Long Term Portion	193,283	180,400
Long Term Operating Lease Liabilities	680,713	704,375
Total Long-Term Liabilities	873,996	884,775
TOTAL LIABILITIES	1,526,360	1,344,038
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	(398,480)	(348,808)
Total Equity	(398,480)	(348,808)
TOTAL LIABILITIES AND EQUITY	1,127,880	995,230

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	2,830,740	1,977,146
Cost of Revenue	714,995	640,157
Gross Profit	2,115,744	1,336,989
Operating Expenses		
Advertising and Marketing	11,878	11,966
General and Administrative	1,633,607	1,143,369
Rent and Lease	235,901	157,892
Depreciation	103,076	51,403
Total Operating Expenses	1,984,462	1,364,630
Operating Income (loss)	131,283	(27,640)
Other Income		
Grant Income	10,000	-
Total Other Income	10,000	-
Other Expense		
Interest Expense	17,322	25,021
Total Other Expense	17,322	25,021
Earnings Before Income Taxes	123,960	(52,661)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	123,960	(52,661)

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2023	(69,853)
Capital Distributions	(226,294)
Net Income (Loss)	(52,661)
Ending Balance 12/31/2023	(348,808)
Capital Contributions	2,497
Capital Distributions	(176,129)
Net Income (Loss)	123,960
Ending Balance 12/31/2024	(398,480)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	123,960	(52,661)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	103,076	51,403
Accounts Payable and Accrued Expenses	22,866	50,482
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	125,942	101,885
Net Cash provided by (used in) Operating Activities	249,902	49,224
INVESTING ACTIVITIES		
Fixed Assets	(101,022)	(62,796)
Security Deposit	(11,093)	(7,900)
Net Cash provided by (used by) Investing Activities	(112,116)	(70,696)
FINANCING ACTIVITIES		
Proceeds from Notes Payable	164,384	92,830
Distributions to Members, net of Contributions	(173,632)	(126,993)
Net Cash provided by (used in) Financing Activities	(9,248)	(34,163)
Cash at the beginning of period	166,708	222,344
Net Cash increase (decrease) for period	128,538	(55,636)
Cash at end of period	295,245	166,708

Pete's General, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pete's General, LLC ("the Company") was formed in Florida on January 1st, 2019. The Company earns revenue by selling scratch-made baked goods and beverages to customers through four storefront locations, catering orders, and wholesale accounts. Pete's General LLC is based out of St. Petersburg, Florida, with locations currently spanning Pinellas and Hillsborough counties. The Company will conduct a crowdfunding campaign through SMBX in 2025 and 2026 to raise operating capital and fund an expansion within the region.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of food products. For catering and in-store purchases, revenue is recognized at the time of order placement, with in-store fulfillment occurring directly thereafter and catering fulfillment occurring at a scheduled delivery date. For pre-approved wholesale clients, revenue is recognized with 7 day terms of scheduled order fulfillment.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Amount
Machinery, Equipment, & Furniture	7	143,420
Leasehold Improvements	15	49,513
Vehicle	5	21,265
Grand Total (Cost)	**-**	**214,197**
Accumulated Depreciation	-	(186,060)
Book Value as of 12/31/24	**-**	**28,137**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company leases the Ybor City facility under a non-cancelable operating lease executed in November 2022. The lease term is for 5 years and provides for base rent of approximately $4,000 per month for the first 12 months, increasing annually at a rate of 3%. In addition to base rent, the Company is required to pay 7% of annual gross sales in excess of $1,000,000, along with certain taxes, fees, and other charges as specified in the agreement.

The Company leases its Gulfport location under a non-cancelable operating lease executed in December 2023. The lease term is for 5 years and provides for base rent beginning at approximately $2,200 per month starting February 2024, with scheduled annual rent adjustments through the lease term. In addition to base rent, the tenant is responsible for percentage rent on sales in excess of defined thresholds, along with taxes, insurance, maintenance, and operating costs required by the agreement. The lease includes standard restrictions on use, assignment, and alterations, and grants the landlord customary remedies upon default. No purchase option is provided.

The Company leases the 1st Avenue South location originally entered into in 2019 under a non-cancelable operating lease amended on July 8, 2025. The lease term was for 10 years beginning in 2021 with base rent amounts ranging from $7,000 to $9,222.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Dec-24
Operating lease expense	472,593
Total	472,593

Other Information

Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	42,660
ROU assets obtained in exchange for new operating lease liabilities	1,128,236
Weighted-average remaining lease term in years for operating leases	5.38
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	Operating
2025-12	168,042
2026-12	174,396
2027-12	181,386
2028-12	151,309
2029-12	108,067
Thereafter	137,268
Total undiscounted cash flows	920,468
Less: present value discount	(105,031)
Total lease liabilities	815,437

NOTE 5 – LIABILITIES AND DEBT

On December 7, 2021, as modified on April 14, 2022, the Company entered into an SBA-guaranteed term loan in the original amount of $180,500. The loan bears interest at a fixed annual rate of 3.75%. Installment payments of $929 per month, including principal and interest, begin 24 months after the date of the original note, with the full principal and interest due 30 years from the date of the original note. Payments are applied first to accrued interest and then to principal. The loan balance was $180,500 as of December 31st, 2024.

In April 2024, the Company entered into a vehicle financing arrangement with Westlake Financial totaling $19,265. The loan bears interest at a fixed annual rate of 13.29% and is expected to be repaid in full by 2028. The loan is secured by the financed vehicle. The loan balance was $17,368 as of December 31st, 2024.

During 2024, the Company entered into two short-term financing arrangements with WebBank through the QuickBooks Capital program. On October 9, 2024, the Company received a $120,000 term loan bearing interest at 22.00% annually, requiring monthly payments of $11,224 over a 12-month term. On December 18, 2024, the Company received an additional $18,000 term loan bearing interest at 24.50% annually, requiring monthly payments of $1,705 over a 12-month term. Both loans are unsecured, personally guaranteed by the owner, and require monthly installment payments beginning approximately one month after funding. The total balance of these loans was $100,000 as of December 31st, 2024.

The Company entered into multiple 18-month Square Financial Services loans during 2022–2024. On December 16, 2022, the Company received a loan with gross proceeds of $175,000 and a $22,488 fee, creating a $197,488 balance, repaid at a 17.5% rate through June 16, 2024. On September 22, 2023, the Company refinanced into a new loan totaling $246,645, including $217,500 in proceeds, a $29,145 fee, and a $29,736 prior balance, with a 20% repayment rate through March 22, 2025. On September 25, 2023, the Company received a separate loan totaling $111,968, consisting of $96,900 in proceeds and a $15,068 fee, with a 16.5% repayment rate through March 25, 2025. On April 5, 2024, the Company entered into an additional Square loan totaling $177,244, consisting of $156,300 in proceeds, a $20,944 fee, and a $34,580 prior balance, with a 17.5% repayment rate through October 5, 2025. The balance of these loans was $159,353 as of December 31st, 2024.

The Company entered into three future receivables purchase agreements during 2024. On January 6, 2024, the Company sold $144,000 of future receivables in exchange for a purchase price of $120,000, less a $3,000 administrative fee, resulting in net proceeds of $117,000, with required remittances of $2,769 per week based on a 10% specified percentage of receipts. On February 13, 2024, the Company sold $61,500 of future receivables for a purchase price of $50,000, less a $1,250 administrative fee, resulting in net proceeds of $48,750, with weekly remittances of $1,183 based on a 4% specified percentage of receipts. On December 20, 2024, the Company sold an additional $210,000 of future receivables for a purchase price of $175,000, less a $2,625 administrative fee, resulting in net proceeds of $172,375, with required weekly remittances of $4,038 based on a 9% specified percentage of receipts. All agreements are structured as sales of future receivables rather than loans, contain no stated interest rate or maturity date, and require remittances until the purchaser collects the full purchased amount. The balance of these loans was $177,971 as of December 31st, 2024.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	441,909
2026	4,850
2027	5,535
2028	2,398
2029	-
Thereafter	180,500

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit wholly owned by one member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 21, 2025, the date these financial statements were available to be issued.

On March 11, 2025, the Company entered into an 18-month Square loan totaling $229,043, consisting of $201,800 in proceeds, a $27,243 fee, and a $13,830 prior balance, resulting in net funding of $187,970. The loan carries a 20% repayment rate with minimum payments of $12,725 due every 60 days beginning May 10, 2025 and matures on September 11, 2026.

On July 31, 2025, the Company entered into an SBA loan with Grasshopper Bank N.A. for $360,000 at a variable interest rate initially set at 12.0%, equal to Prime + 4.50%, with payments of $5,041 per month beginning two months after origination. The interest rate adjusts quarterly beginning October 1, 2025, and payments are recalculated as needed to amortize the loan over its remaining term.

On February 14, 2025, the Company entered into a future receivables purchase agreement under which the purchaser bought $90,750 of future receivables for a purchase price of $75,000, less a $1,125 fee, resulting in net proceeds of $73,875. The Company is required to remit $1,745.20 per week based on a 5% specified percentage of receipts until the full purchased amount is collected.

On July 31, 2025, the Company entered into an 18-month Square loan totaling $42,825, consisting of $37,500 in proceeds and a $5,325 fee, with no prior balance and net funding of $37,500. The loan carries a 10% repayment rate with minimum payments of $2,379.16 due every 60 days beginning September 29, 2025, and it matures on January 31, 2027.

In 2025, the Company opened 2 new locations at 407 Central Ave and 2439 4th St South.

The Company leases its Snell Arcade location at 407 Central Ave under a non-cancelable operating lease executed January 13, 2025. The lease provides for annual base rent of approximately $67,076 for the lease year ending October 31, 2025, with 3% annual escalations thereafter. The tenant is responsible for 100% of operating expenses, including taxes, insurance, utilities, and condominium assessments. The lease includes two renewal options of three years each, with renewal rent based on the greater of 3% annual increases or fair market rent. No purchase option is provided. The lease also includes customary restrictions and operational requirements imposed by the property owner and condominium rules.

The Company leases the 2439 4th St South.drive-thru location under a non-cancelable operating lease with an initial term ending December 31, 2033. Minimum base rent is approximately $3,500 per month during the first year, increasing 3% annually beginning in Year 2 and continuing through Year 10. In addition to base rent, the tenant is responsible for real estate taxes, special assessments, insurance, and all maintenance and repairs to the premises, which function as additional rent. The lease restricts use to the permitted retail purpose and imposes requirements related to alterations, signage, insurance, and compliance with landlord approval procedures. A security deposit of $3,500 is required, and no renewal option is specified in the provided lease materials.